Exhibit 3.2

State of Delaware Secretary of State Division of Corporations Delivered 04:25 PM 04/25/2007 FILED 04:20 PM 04/25/2007 SRV 070478391 – 4274889 FILE

CERTIFICATE OF AMENDMENT

TO THE

CERTIFICATE OF FORMATION

OF

ATLAS TRUST GROUP LLC

The undersigned, an authorized natural person, for the purpose of amending the Certificate of Formation of Atlas Trust Group LLC, which was filed on December 26, 2006 with the Secretary of State of the State of Delaware (the “Certificate of Formation”), under Section 18-202 of the Delaware Limited Liability Company Act, hereby certifies that:

FIRST: The name of the limited liability company is Atlas Trust Group LLC (the “Company”).

SECOND: The Certificate of Formation of the Company is hereby amended by changing the name of the limited liability company to Atlas Industries Holdings LLC.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation this 25th day of April 2006.

/s/ Timothy J. Fazio
Timothy J. Fazio
Authorized Person